                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 Schedule 13E-3
                                 (Rule 13e-100)

         TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

         RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                           Unigraphics Solutions Inc.
                                (Name of Issuer)

                                 ---------------

                           Unigraphics Solutions Inc.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    904928108
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                Anthony J. Affuso
                      President and Chief Executive Officer
                           Unigraphics Solutions Inc.
                                10824 Hope Street
                            Cypress, California 90630
                            Telephone: (714) 952-0311
           (Name, address and telephone number of Person authorized to receive notices and communications on behalf of
                          the Person filing Statement)

                                 ---------------

                                 with copies to:

             J. Randall Walti, Esq.                  Harold R. Burroughs, Esq.
 Vice President, General Counsel and Secretary         R. Randall Wang, Esq.
           Unigraphics Solutions Inc.                     Bryan Cave LLP
               10824 Hope Street                      One Metropolitan Square
           Cypress, California 90630                211 N. Broadway, Suite 3600
           Telephone: (714) 952-0311                 St. Louis, Missouri 63102
                                                     Telephone: (314) 259-2000
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         This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.  [X] A tender offer.
     d.  [_] None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE

===============================================================================
       Transaction Valuation                   Amount of Filing Fee
-------------------------------------------------------------------------------
           $173,133,025*                             $34,627**
===============================================================================

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 5,327,170 shares of Class A Common Stock, par value $.01 per share (the "Shares" or the "Class A Common Stock"), of Unigraphics Solutions Inc., at a purchase price of $32.50 per Share net in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $34,627
      Form or Registration No.:  Schedule TO/13E-3
      Filing Parties:  Electonic Data Systems Corporation and UGS Acquisition
                      Corp.
      Date Filed:  August 21, 2001

                                       2
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         This Schedule 13E-3 (the "Schedule 13E-3") is filed by Unigraphics
Solutions Inc., a Delaware corporation (the "Company"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by UGS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), to purchase any and all of the outstanding shares of Class A Common Stock at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 21, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal.

         The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. The audited financial statements of the Company as of and for the two fiscal years ended December 31, 1999 and December 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on March 27, 2001. The unaudited financial statements of the Company as of and for the quarter and three months ended March 31, 2001 are hereby expressly incorporated herein by reference to Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the Commission on August 14, 2001.

ITEM 16.  EXHIBITS.

   Exhibit No.                        Description
  ------------------------------------------------------------------------------
      (a)(1)     The Company Solicitation/Recommendation Statement on
                 Schedule 14D-9, filed with the Commission on August
                 21, 2001 (incorporated by reference herein). +
      (a)(2)     Offer to Purchase, dated August 21, 2001.*+
      (a)(3)     Letter of Transmittal. *+
      (a)(4)     Notice of Guaranteed Delivery. *+
      (a)(5)     Letter to Stockholders of the Company, dated August 21, 2001.*+
      (a)(6) Notice to participants in the Unigraphics Solutions Inc. Employee Stock Purchase Plan, dated August 21, 2001.*
      (a)(7) Tender Offer Instruction Form for participants in the Unigraphics Solutions Inc. Employee Stock Purchase Plan.*
      (a)(8) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies, and Nominees.*
      (a)(9) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Nominees.*
     (a)(10)     Joint Press Release issued by EDS and the Company on August 3,
                 2001.*
     (a)(11)     Joint Press Release issued by EDS and the Company on March 23,
                 2001.*
     (a)(12)     Notice to participants in the Company's 401(k) Plan.*
     (a)(13) Tender Offer Instruction Form for participants in the Company's 401(k) Plan.*
     (a)(14) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*+
     (a)(15)     Summary advertisement, dated August 21, 2001.*
      (c)(1) Opinion of Lehman Brothers Inc., dated August 2, 2001. (included as Annex B to the Offer to Purchase).* +

   Exhibit No.                        Description
  ------------------------------------------------------------------------------
      (c)(2) Materials presented by Lehman Brothers Inc. to the Special Committee on August 2, 2001.*
      (c)(3) Materials presented by Greenhill & Co., LLC to EDS dated May 22, 2001.*
      (c)(4) Materials presented by Greenhill & Co., LLC to EDS dated May 24, 2001.*
      (c)(5) Materials presented by Greenhill & Co., LLC to EDS dated May 31, 2001.*
      (c)(6) Materials presented by Dresdner Kleinwort Wasserstein to senior management of EDS, dated April 20, 2001.*
      (d)(1) Agreement and Plan of Merger dated August 2, 2001 by and among EDS, the Purchaser, and the Company
                 (included as Annex A of the Offer to Purchase).*
      (d)(2) Registration Rights Agreement between the Company and EDS, dated January 1, 1998, incorporated herein by reference to
                 Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
      (d)(3) Intercompany Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
      (d)(4) Management Services Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
      (d)(5) Intercompany Credit Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
      (d)(6) Form of Intercompany Credit Agreement among Electronic Data Systems Corporation Finance Plc and each of substantially all of the Non-U.S. subsidiaries of the Company, each effective as of January 1, 1998, incorporated herein by reference to Exhibit
                 10.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
      (d)(7) Intercompany Note of the Company, dated March 6, 1998, in the principal amount of $73 million issued to EDS, incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21,
                 1998) (Registration No. 333-48261).
      (d)(8) Tax Sharing Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to
                 Exhibit 10.7 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).

   Exhibit No.                        Description
  ------------------------------------------------------------------------------
      (d)(9) Memorandum of Understanding, effective as of January 1, 1998, between EDS and the Company regarding performance of certain obligations of EDS to General Motors Corporation, incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21,
                 1998) (Registration No. 333-48261).
     (d)(10) Personal Services Agreement, effective July 15, 2000, between the Company and Anthony J. Affuso, incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 001-14155).
     (d)(11) Personal Services Agreement, effective July 15, 2000, between the Company and Charles C. Grindstaff, incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 001-14155).
     (d)(12) Form of Personal Services Agreement, effective January 20, 2000, entered into between the Company and certain executive officers of the Company (Douglas E. Barnett, Donald E. Davidson, Michael L. Desmond, James Duncan, Dennis P. Kruse, Robert F. Loss III, Richard W. Schenk and J. Randall Walti), incorporated herein by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K405 for the fiscal year ended December 31, 2000 (File No. 001-14155).
     (d)(13) EDS Standard Sub-Sublease Agreement, dated as of January 1, 1998, between EDS and the Company (Maryland Heights, MO facility), incorporated herein by reference to Exhibit 10.18 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
     (d)(14) EDS Standard Sub-Sublease Agreement, dated as of January 1, 1998, between EDS and the Company (Cypress, CA facility), incorporated herein by reference to Exhibit 10.19 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998) (Registration No. 333-48261).
       (f) Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase). *+
       (g)       None.
       (h)       None.

* Incorporated by reference to the Schedule TO filed by the Purchaser and EDS on August 21, 2001, as amended from time to time.

+ Included in copies mailed to the Company's stockholders.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2001                   UNIGRAPHICS SOLUTIONS INC.



                                           By:      /s/ Anthony J. Affuso
                                              ---------------------------------
                                              Name:  Anthony J. Affuso
                                              Title: President and Chief
                                                     Executive Officer